

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2017

J. Christopher Jackson
Senior Vice President and General Counsel
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563

> **Re:    Calamos Asset Management, Inc.**
> **Schedule 13E-3**
> **Filed January 19, 2017 by Calamos Asset Management, Inc.**
> **File No. 005-80145**
> **Schedule 14D-9**
> **Filed January 19, 2017 by Calamos Asset Management, Inc.**
> **File No. 005-80145**

Dear Mr. Jackson:

We have reviewed the above-captioned filings, and have the following comments. Please respond to this letter by providing the requested information to us. If you do not believe our comments apply to your facts and circumstances, please advise us why in your response.

After reviewing any information you provide in your response to these comments, including any amendments to the above-captioned filings, we may have additional comments.

## Schedule 13E-3 | Rule 13e-3 Transaction Statement

1. Rule 13e-3(e)(1)(iii) specifies that the informational legend required "must make it clear that any representation to the contrary is a criminal offense." While the disclosure on the cover page to Schedule 13E-3 conforms to the text of this rule, the disclosure document already distributed or to be distributed to security holders does not. Given that Rule 13e-3(e) is titled "Disclosure of information to security holders," please revise the disclosure document to ensure that no inconsistency exists and that shareholders appreciate the significance of the information contained within the legend.

Item 4.  Terms of the Transaction

2. Advise us, with a view toward revised disclosure, how the subject company complied with Item 1004(e) of Regulation M-A given that the information incorporated by reference relates exclusively to whether or not the bidders' granted access to the corporate files of the "filing person" as well as other disclosures unique to the issuer.

Item 5: Past Contracts, Transactions, Negotiations and Agreements

3.  General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not any of the transactions described in Item 1005(a) occurred with the past two years. Please revise or advise.

Item 7: Purposes, Alternatives, Reasons and Effects

4.  Advise us, with a view toward revised disclosure, why strategic alternatives other than maintenance of the status quo appear not to have been described as well as the reasons for their rejection.  Refer to Item 1013(b) of Regulation M-A.

5.  Please quantify the estimated annual compliance cost savings, to the extent practicable, and state that such savings will be realized on an annual, recurring basis.  Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

6.  It appears as though Calamos has suffered net operating losses in each of the last two years. Please specify the constituency, if any, expected to become the beneficiary of Calamos' future use of any net operating loss carryforwards.  Quantify that benefit to the extent practicable.  See Instruction 2 to Item 1013(d) of Regulation M-A.

Item 8: Fairness of the Transaction

7.  Revise to state, if true, that the Board's fairness determination is being made on behalf of the subject company.  Item 1014(a) of Regulation M-A, by its terms, requires that the subject company, as defined in Item 1000(f) of Regulation M-A, produce a fairness determination.

8.  General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not the transaction was structured so that approval of at least a majority of unaffiliated security holders is required.  Please revise.  Refer also to Item 1014(c) of Regulation M-A.

9.  Please revise to indicate, if true, that specific liquidation, going concern, net book values were not calculated or considered by the issuer going private within the meaning of Rule 13e-3 or the affiliates engaged in the Rule 13e-3 transaction when making their respective fairness determinations.  Refer to Instruction 2 to Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Item 13.  Financial Statements

10. Advise us, with a view toward revised disclosure, how the issuer complied with Item 1010(c).  This disclosure is required pursuant to Instruction 1 to Item 13 of Schedule 13E-3 to the extent the information required by Item 1010(a) is being incorporated by reference and not delivered to security holders. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the tender offer context but nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

11. The issuer's response to Item 13(a) states: "The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2015, including to the section in the Form 10-K titled "Part II—Item 8—Financial Statements and Supplementary Data". A similar reply exists with respect to quarterly information. Information may be incorporated by reference into the Schedule 13E-3, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit to Schedule 13E-3. See General Instruction F. The reference to "a copy" in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

**Exhibit 99.(c)(2)**

12. We noticed the repeated disclosure that indicated the content of the exhibit was intended only for use of the Special Committee and may not be used for any other purpose or disclosed to any party without Duff & Phelps' prior written written consent. Other language included in this disclaimer is objectionable inasmuch as it states: that "neither the Company nor Duff & Phelps, nor any of their respective legal or financial advisors or accountants take responsibility for the accuracy and the completeness of any of the materials [ ] if used by persons other than the Special Committee." Please revise the disclosure statement to be mailed to shareholders to state, if true, that Duff & Phelps has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We remind you that each of the filing persons and their respective managements are responsible for the accuracy and adequacy of the disclosures within the filings each has made notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:  John T. Blatchford, Esq.
Christopher G. Barrett, Esq.